UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Room 1118, 11th Floor, Building 3, Wangzhou Rd. No.99, Liangzhu Street

Yuhang District, Hangzhou, Zhejiang

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 30, 2024, Scienjoy Holding Corporation (the “Company”) issued a press release announcing that the Company held its 2023 Annual Gala and Award Ceremony in Beijing. A copy of that press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-256373), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: January 30, 2024	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

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